SOMITOS CORP.

34 Pekini Ave
Tbilisi, Georgia 0160

Telephone: +13072416300

Email: gvantsachumburidze@zohomail.eu

August 04, 2025

Attention:

Eddie Kim, Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Somitos Corp.
Registration Statement on Form S-1
Filed June 30, 2025
File No. 333-288418

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Somitos Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-288418), as amended (the “Registration Statement”), so that it may become effective at 02:00 p.m. Eastern Daylight Time on August 06, 2025, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Somitos Corp.

/s/ Gvantsa Chumburidze

Gvantsa Chumburidze,

President, CEO and Director